UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

TEXAS INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

882491103

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated November 7, 2008 (the “Schedule 13D”), as amended by Amendment No. 1, dated January 21, 2009, Amendment No. 2, dated May 4, 2009 and Amendment No. 3, dated May 15, 2009 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to the Common Stock, $1.00 par value per share (“Common Shares”), of Texas Industries, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On June 29, 2009, pursuant to the Company’s advance notice provisions contained in the Company’s Bylaws, SAVF sent the Secretary of the Company the following letter, in which SAVF notified the Company of its intent to nominate three candidates for election to the Company’s board of directors at the 2009 Annual Meeting of Shareholders:

VIA FACSIMILE AND OVERNIGHT DELIVERY

Frederick G. Anderson

Vice President, General Counsel

    and Corporate Secretary

Texas Industries, Inc.

1341 West Mockingbird Lane, Suite 700W

Dallas, Texas 75247

Re:    Notice of Intent to Nominate Directors

Dear Mr. Anderson:

Shamrock Activist Value Fund, L.P. (“SAVF”), the owner, together with its parallel investment vehicles, of approximately 8.9% of Texas Industries, Inc., hereby submits notice of its intent to nominate three candidates for election to the Board of Directors of Texas Industries, Inc. at the 2009 Annual Meeting of Shareholders. Our nominees are: Marjorie L. Bowen, a former Managing Director of Houlihan Lokey Howard & Zukin, where she also served as National Director of the firm’s fairness opinion practice and was one of five members of the firm’s Financial Advisory Services Committee, which is responsible for managing the firm’s Financial Advisory Services practice; Dennis A. Johnson, CFA, a managing director of Shamrock

Capital Advisors, Inc., the investment manager for SAVF, and a member of the Securities and Exchange Commission Investor Advisory Committee; and Gary L. Pechota, CEO of DT-Trak Consulting, Inc., a member of the Board of Directors of Insteel Industries, Inc. (Nasdaq: IIIN) and Black Hills Corporation (NYSE: BKH), and the former CEO of Giant Cement Holding, Inc. and former Chief of Staff of the National Indian Gaming Commission.

SAVF is nominating these three candidates for election to the Board because it believes that adding new, highly qualified, independent voices in the Boardroom to represent the interests of all Texas Industries shareholders is an important first step to remedying what we see as significant impediments to restoring and maximizing value for all Texas Industries shareholders. In particular, we believe that:

•

Texas Industries has a well documented record of underperformance versus its peers - in terms of both profitability and share price -- which we believe is the result of poor management and inefficient capital allocation;

•

Texas Industries’ Board has not exercised proper oversight of management, has not held management properly accountable for operational failures and shortfalls, and has failed to properly link management’s pay to Texas Industries’ performance;

•	Texas Industries’ management has a disconcerting record of overpromising and underdelivering;

•	Texas Industries has not taken any meaningful steps to address the resounding 49% withhold vote against the Texas Industries’ directors at the 2008 Annual Meeting;

•	Texas Industries continues to shun corporate governance best practices. For example:

–	Texas Industries implemented and continues to maintain a ten-year poison pill without a shareholder vote;

–	Texas Industries has refused to implement a majority voting standard for the election of directors;

–	Texas Industries has a staggered Board, so only one-third of the directors are accountable to the shareholders each year;

–	Texas Industries has not adopted an annual shareholder advisory vote on executive compensation;

–

    Texas Industries’ shareholders are prohibited from calling shareholder meetings or taking any actions by written consent, thereby ensuring the Board alone decides when the shareholders can meet and preventing the shareholders from effecting any changes at the time the shareholders deem most appropriate;

–

Texas Industries maintains unnecessary supermajority voting standards in its charter and bylaws that significantly compromise the ability of a majority of shareholders to implement meaningful change; and

•

Texas Industries’ Board is comprised of an insular network of long-term Board members who do not communicate effectively and transparently with Texas Industries’ shareholders, and have implemented and continue to maintain “anti-takeover” protections having a primary purpose and effect of entrenching their positions on the Board.

Our three nominees are committed to enhancing value for all Texas Industries shareholders, including through the commencement of a comprehensive strategic review. They have the necessary independence, experience, energy, skills and personalities to work with their fellow directors to promptly address and remedy Texas Industries’ operational, strategic and corporate governance challenges. Most importantly, we believe that our nominees will bring to the Texas Industries Board much-needed industry, finance and capital markets, and corporate governance expertise.

Accompanying this letter are SAVF’s formal notice and nominating materials with respect to its three director candidates. SAVF is providing these materials in advance of Texas Industries’ stated deadline for submission of notices of Director nominations. Although we have endeavored to fully satisfy all requirements for these materials as set forth in Texas Industries’ bylaws, and believe we have done so, please immediately contact our legal counsel using the contact information specified in the attached Notice of Director Nominations if you require any additional information.

Sincerely,

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C.,
its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Dennis A. Johnson
Dennis A. Johnson, CFA, Vice President

Listed below are biographical summaries for each of SAVF’s three candidates (the “SAVF Nominees”) for election to the Company’s board of directors at the 2009 Annual Meeting of Stockholders.

Marjorie L. Bowen (Age 44): From May 1989 until January 2008, Ms. Bowen worked at Houlihan Lokey Howard & Zukin, where she was a Managing Director, the National Director of the firm’s fairness opinion practice, and was one of five members of the firm’s Financial Advisory Services Committee, which is responsible for managing the firm’s Financial Advisory Services practice. During her tenure at Houlihan Lokey, Ms. Bowen advised corporations, directors and other fiduciaries on a broad range of corporate finance transactions and other matters, including, among other things, evaluating strategic alternatives, strategies for maximizing stockholder value, debt and equity reorganizations, asset sales, financings, corporate governance matters, and mergers and acquisition transactions. Ms. Bowen currently serves as an independent director for Vertis, Inc., a provider of targeted print advertising and direct marketing solutions to retail and consumer services companies, and is an independent director and the Chair of the Audit Committee of Global Aviation Holdings, Inc., the parent company of World Airways, Inc. and North American Airlines, Inc., both U.S.-certificated air carriers providing transportation services for the U.S. military, major international passenger and cargo carriers, international freight forwarders and international leisure tour operators. Ms. Bowen graduated with a B.A., cum laude, from Colgate University in 1987, and obtained her M.B.A, with a concentration in finance, from the University of Chicago in 1989.

Dennis A. Johnson, CFA (Age 49): Since July 2008, Mr. Johnson has served as a Managing Director of Shamrock Capital Advisors, Inc., the investment advisor for the Shamrock Activist Value Fund, a Vice President of Shamrock Partners Activist Value Fund, L.L.C., and the portfolio manager of the Shamrock Activist Value Fund, where he has primary responsibility for portfolio investment decisions for the Shamrock Activist Value Fund. Prior to joining Shamrock Capital Advisors, Inc., Mr. Johnson was the Senior Portfolio Manager in charge of all global corporate governance activities for the California Public Employees’ Retirement System (CalPERS) from September 2005 until July 2008. Prior to joining CalPERS, Mr. Johnson was a Managing Director of Citigroup Global Markets, Inc. from April 1994 until May 2005. Mr. Johnson served as Chair of the Board of Directors of the Council of Institutional Investors from April 2008 until July 2008. Mr. Johnson was a member of the Board of Directors for the National Association of Corporate Directors (NACD), Northern California Chapter, from September 2006 to July 2008, and was a member of NACD’s “Blue Ribbon Commission” on Board of Directors and shareholder communications. Mr. Johnson also has testified before the U.S. Congress on various investor and corporate governance subjects. Mr. Johnson currently is a member of the SEC Investor Advisory Committee and is a member of the Board of Directors of Mattel Children’s Hospital at UCLA. Mr. Johnson received his B.A. in Economics from the

Virginia Military Institute in 1981, his M.S. in Finance from the Virginia Commonwealth University in 1985 and is a Chartered Financial Analyst (CFA) Charterholder.

Gary L. Pechota (Age 59): Since December 2007, Mr. Pechota has served as President and CEO of DT-Trak Consulting, Inc., a medical coding, billing and data entry services company. From May 2005 until December 2007, Mr. Pechota was a private investor. Mr. Pechota was the Chief of Staff of the National Indian Gaming Commission from August 2003 until April 2005, responsible for, among other things, coordinating the activities of the Administrative, Audit, Enforcement and Management Contract Divisions of the Commission and presenting their views to the Chairman of the Commission. Mr. Pechota served as President of Giant Group Ltd.’s cement operations (Keystone Cement Company from May 1992 until September 1994 and Giant Cement Company from January 1993 until September 1994). Mr. Pechota joined Giant Group Ltd.’s cement operations in mid-1992 as its cement operations were approaching insolvency, successfully led the restructuring of its cement operations, and completed a $140 million IPO of its cement operations in September 1994. From September 1994 until November 1999, Mr. Pechota served as the President, CEO and Chairman of Giant Cement Holding, Inc., and served as its President and CEO from November 1999 until December 2001. In 1999, Forbes magazine recognized Giant Cement Holding, Inc. as one of Forbes’ Best Small Companies, based on its most recent annual and five-year financial performance, including sales and profit growth, return on equity and stock performance. In 1999, Mr. Pechota planned and executed the sale of Giant Cement Holding, Inc. to Cementos Portland for $343 million. Mr. Pechota also was the President and CEO of Dacotah Cement from January 1983 until May 1992, the Vice President of Finance for Madera Pacific, Inc. from April 1981 until January 1983, and was an Audit Supervisor with the Ernst and Whinney accounting firm from May 1975 until April 1981. Mr. Pechota is a former Chairman and member of the Finance Committee of the Portland Cement Association, currently serves as a director and the member of the Audit Committee of Insteel Industries, Inc. (Nasdaq: IIIN), one of the largest manufacturers of steel wire reinforcing products for concrete construction applications, and is a director and a member of the Audit Committee of Black Hills Corporation (NYSE: BKH), an energy company operating in utilities and non-regulated energy. Mr. Pechota was formerly a member of the Compensation Committee of Black Hills Corp. from May 2007 until May 2009. Mr. Pechota received his B.S. in Business and Social Science from Black Hills State University in 1971, received his M.B.A. with an emphasis in Business-Finance from the Stanford University Graduate School of Business in 1974, and is a Certified Public Accountant (currently inactive).

Pursuant to written agreements in the form attached hereto as Exhibit 6, SAVF has agreed to (a) provide Ms. Bowen and Mr. Pechota fifty thousand dollars ($50,000) as compensation for acting as a SAVF Nominee, (b) reimburse Ms. Bowen and Mr. Pechota for the out-of-pocket expenses incurred by them in connection with serving as a SAVF Nominee, (c) indemnify Ms. Bowen and Mr. Pechota in connection therewith, subject to certain limitations, and (d) pay the reasonable fees and expenses of one legal counsel for all of the SAVF Nominees (up to $40,000 in the aggregate or $20,000 for any individual SAVF Nominee, unless SAVF consents to pay any additional amounts).

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Shamrock Partners has agreed to pay Michael M. Rubey, an unaffiliated third party, a fee of 10% of any profits realized by Shamrock Partners from the Shamrock Activist Value Fund’s investment in the Company, in consideration for Mr. Rubey’s identification of the investment opportunity for the Shamrock Activist Value Fund.

ITEM 7.	Material to be Filed as Exhibits.

Document

	--	Joint Filing Agreement, dated November 7, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 2 to the Schedule 13D relating to the Common Shares of the Company filed November 10, 2008 by the Reporting Persons with the United States Securities and Exchange Commission).

	--	Power of Attorney, dated January 21, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D relating to the Common Shares of the Company filed January 21, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

Exhibit 6	--	Form of Nomination Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     June 29, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: CFA, Vice President

Exhibit Index

Document

	--	Joint Filing Agreement, dated November 7, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 2 to the Schedule 13D relating to the Common Shares of the Company filed November 10, 2008 by the Reporting Persons with the United States Securities and Exchange Commission).

	--	Power of Attorney, dated January 21, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D relating to the Common Shares of the Company filed January 21, 2009 by the Reporting Persons with the United States Securities and Exchange Commission).

Exhibit 6	--	Form of Nomination Agreement